Exhibit 4.17

English Summary

Cooperation Agreement

This agreement (hereinafter referred to as the “Cooperation Agreement”) is entered into on June 25, 2020, by and between:

Centogene GmbH (the “Centogene”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

And

Dr. Bauer Laboratoriums GmbH (the “Laboratory Bauer”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.              Subject Matter of the Contract

The Cooperation Agreement governs the provision by Centogene of laboratory resources, organization of logistics and IT services related to the detection of the SARS-CoV2 virus for the benefit of Laboratory Bauer.

Centogene offers SARS-CoV2 analysis kits to customers, in particular at Frankfurt International Airport and other airports, which are analyzed by Laboratory Bauer and Centogene. Centogene enters into contracts on behalf of and for the account of Laboratory Bauer and its customers relating to the laboratory services.

 2.              Scope of Services offered by Centogene

Among other obligations, Centogene shall provide technical laboratory resources (equipment, reagents and other disposable materials for dry/throat swabs, qualified medical technical assistants) and space required in connection with the detection of the SARS-CoV2 virus to Laboratory Bauer at sites in Rostock, Hamburg and Frankfurt.

Centogene will purchase the required disposable materials but the parties will jointly endeavor to purchase sufficient amounts of the required materials.

Centogene will also provide logistics relating to the collection of samples, related organizational, technical and administrative support and required IT systems until Laboratory Bauer operates a laboratory information system. Centogene will also operate a web application through which customers can access test results.

The services will be provided on a 7-day per week basis and will be based on test quantities agreed on a rolling basis.

3.	Medical Services provided by Laboratory Bauer

Laboratory Bauer or physicians employed by Laboratory Bauer shall provide services to detect the SARS-CoV2 virus and provide professional medical supervision in the laboratories. Physicians employed by Laboratory Bauer will be physically present at the test centers and/or laboratory to the extent legally required.

Laboratory Bauer is also responsible for the execution, documentation and evaluation of internal and external quality control in accordance with the respective valid guidelines of the German Medical Association and, if applicable, the German Association of Statutory Health Insurance Physicians for quality assurance in laboratory medical examinations.

Laboratory Bauer shall make medical services available should they be required at Centogene’s testing sites.

Laboratory Bauer will include references and liability disclaimers in their test reports that exclude Centogene’s responsibility for incomplete, potentially misleading or incorrect test results and any resulting consequences if underlying causes for such incompleteness or incorrectness could not be identified by Centogene.

4.	Remuneration

Centogene will invoice the customers for and on behalf of the account of Laboratory Bauer on the basis of freely negotiated contracts, at price ranges of approximately EUR 32 to EUR 139 that are subject to continuous amendment, or if Laboratory Bauer receives the required regulatory approvals, in accordance with statutory medical fees.

Centogene will receive a substantial majority of the remuneration per test performed that is billed to the customer by Laboratory Bauer or billed by Centogene to the customers in the name and on behalf of Laboratory Bauer.

Centogene will retain any additional amounts invoiced to the customer (e.g. for additional identification or urgent logistics).

5.	Term and Termination

The term of the Service Agreement commenced on June 25, 2020 and was initially scheduled to end on December 31, 2020 with automatic monthly extension, unless terminated by either party with 10 days’ notice.

Either party may terminate the agreement with immediate effect if it is not able to provide services in a cost-covering manner for legal or supply chain related reasons.